Exhibit 21

ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES
(As of December 31, 2002)

Zenith National Insurance Corp. (a Delaware corporation)
Zenith National Insurance Capital Trust I (a Delaware statutory trust)
Zenith Development Corp. (a Nevada corporation)
Zenith Insurance Company
Zenith Star Insurance Company (a Texas corporation)
ZNAT Insurance Company (a California corporation)
Zenith Insurance Management Services, Inc. (a Florida corporation)
1390 Main Street LLC (a Delaware Limited Liability company)
First and Central LLC (a Florida Limited Liability company)
Perma-Bilt, a Nevada Corporation (a Nevada corporation)
CalRehab Services, Inc. (a California corporation)

Each subsidiary shown is wholly-owned by the subsidiary shown in the tier above it.

Zenith Insurance Company owns approximately 20.9% of the outstanding shares of Advent Capital (Holdings) PLC, a U.K. company.